Exhibit (a)(1)(P)

AN ALERT MESSAGE FROM UNITEDHEALTH GROUP

Please note that exercising shares of the 1998 Broad-Based Stock Incentive Plan grants that vested in 2005 or later will likely subject you to a 20% surtax, plus interest, imposed by the IRS. We are in the process of implementing a tender offer for current employees that should resolve this tax issue. If you are a former employee, we will be communicating with you about an alternative solution.

If you are a current employee who accepts the offer and you remain employed through the entire offer period that ends on July 9, 2007, unless extended, please wait until the offer period has expired and the amended option exercise prices are entered into the Smith Barney system before exercising your amended options.

Please note that the above alert applies only to grants under the 1998 Plan (not the 2002 Plan). If you have questions, please contact HRdirect at 1-800-561-0861 (press 1 and then 7).